EXHIBIT 99.1

Neptune Obtains New US Patent Relating to Treatment of Alzheimer's

LAVAL, Quebec, April 24, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announced today that the U.S. Patent & Trademark Office (the "USPTO") has granted Neptune a new continuation patent (U.S. Patent No. 8,680,080) relating to the treatment of Alzheimer's.

The patent, which is the Corporation's first specifically targeting neurological conditions, is granted for the US market and is valid until 2022. The claims focus on treating Alzheimer's disease by administering an effective amount of a phospholipid composition, wherein the phospholipid composition comprises DHA and EPA.

"Today's announcement provides additional strength to our patent estate and highlights our commitment to continue to protect and build this valuable asset for both our nutraceutical and pharmaceutical businesses," highlighted Mr. Henri Harland, President and CEO of Neptune. "Neurological disorders, such as Alzheimer's, are growing and new methods to prevent and treat such conditions using alternative treatments are continuously being sought out. In addition to Neptune, this new patent substantially benefits our subsidiary, NeuroBioPharm, as it continues to develop omega-3 phospholipid products for neurological pharmaceutical applications."

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm. Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contacts:

         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com